Exhibit 99.1

ADR Liquidation Approximate Rate and Books close Announcement

Baan Company NV (“Baan”)

July 7, 2011

Invensys Administratie B.V., acting as liquidator of Baan Company N.V. (“in liquidation”) (the “Liquidator”) has advised J.P. Morgan Chase Bank, N.A., the New York Transfer Agent, Registrar and Dividend Disbursing Agent (“the New York Agent”) for New York Registered Shares (NYRSs) of Baan Company N.V., that by virtue of certain court actions in the Netherlands, it will proceed withmaking the final distribution of € 0.35 per ordinary share to Baan shareholders on August 12, 2011. No dividend withholding tax will be withheld from the final distribution. The last trading date of shares of Baan Company N.V. (in liquidation) on NYSE Euronext in Amsterdam will be August 8, 2011; the shares will be delisted with effect from August 9, 2011 and will cease to exist.

The final distribution to holders of “NYRSs” will be remitted in US dollars by the New York Agent upon presentation by NYRS holders of their NYRSs. In view thereof, the New York Agent will convert the distribution of € 0.35 per share upon receipt thereof in US Dollars in the spot market.

The New York Agent will make a separate announcement on or after August 12, 2011 when the US Dollar distribution rate is known. Thereafter NYRS can be presented to the New York Agent in exchange for the final distribution payment. The US dollar distribution on NYRSs will be made automatically through the Depository Trust Company (“DTC”) to holders holding NYRSs through a DTC participant on or around. August 19, 2011

Registered NYRS holders who hold NYRS certificates will receive instructions from the New York Agent on where to remit their NYRS certificate in exchange for payment of the final distribution. As soon as is practicable after receipt of a validly outstanding NYRS certificate, the New York Agent will mail a check to the address on record of the presenting NYRS holder.

From July 14, 2011 onwards no conversion will be possible of NYRSs into shares traded on Euronext Amsterdam nor vice versa therefore, our cancellation and issuance books will be closed permanently at the close of business July 13, 2011.

J.P. Morgan will be in a position to distribute the cash payment on or about August 19, 2011.

ADR Effective date:	August 8, 2011
Traded:	OTC
CUSIP:	N08044104
Ticker:	BAANF
Ratio:	1 NYS: 1 Ordinary Share
Country of incorporation:	The Netherlands
Industry:	Computer Software
Custodian:	ABN Amro Bank, Netherlands

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